KraneShares Trust

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

September 25, 2017

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	KraneShares Trust—Request for Withdrawal of Certain Post-Effective Amendments to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-180870 and 811-22698)

Dear Mr. Grzeskiewicz:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, KraneShares Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A (File Nos. 333-180870 and 811-22698) relating to the KraneShares CDB ChinaBond ETF (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
108	February 10, 2016	0001144204-16-080317
111	April 18, 2016	0001144204-16-094863
115	June 16, 2016	0001144204-16-108477
117	July 13, 2016	0001144204-16-112788
120	August 11, 2016	0001144204-16-118221
123	September 8, 2016	0001615774-16-007095
125	October 6, 2016	0001615774-16-007555
128	November 3, 2016	0001615774-16-007998
130	December 1, 2016	0001144204-16-137504
132	December 29, 2016	0001144204-16-141695
136	January 26, 2017	0001144204-17-004077
138	February 10, 2017	0001144204-17-007449
139	March 10, 2017	0001144204-17-013917
141	April 7, 2017	0001144204-17-019634
142	April 28, 2017	0001144204-17-023256
144	May 26, 2017	0001144204-17-029722
146	June 23, 2017	0001144204-17-033818
148	July 21, 2017	0001144204-17-037687
150	July 31, 2017	0001144204-17-039198
152	August 28, 2017	0001615774-17-004777

No securities have been sold by the Fund in connection with the Amendments, which have not become effective with respect to the Fund as of this date. The Trust respectfully submits that a withdrawal of the Amendments with respect to the Fund is consistent with the public interest and the protection of investors.

Please note that certain of the Amendments also contained disclosure about other series of the Trust, specifically Post-Effective Amendment Nos. 138, 139, 141, 142, 144, 146 and 148. This withdrawal request relates only to the KraneShares CDB ChinaBond ETF and does not relate to, or seek to withdraw the registration of, any other series of the Trust.

If you have any questions, please contact Stacy L. Fuller at (202) 778-9475. Thank you.

Very truly yours,

KraneShares Trust

By:	/s/ Jonathan Krane
Title:	Trustee, Principal Executive Officer, and Principal Financial Officer